UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Vista announces successful results in Bajada del Palo Este and extends its drilling inventory

Mexico City, April 18, 2023 – Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) announced today successful results in well BPE-2301h, located in the south-eastern part of Bajada del Palo Este (see map below). Well BPE-2301h targeted the La Cocina landing zone of Vaca Muerta, with a lateral length of 2,818 meters and 48 completion stages.

The cumulative production of well BPE-2301h for the first 60 days was 74.9 thousand barrels of oil equivalent (Mboe), with a peak IP-30 of 1,547 barrels of oil equivalent per day (boe/d). The oil content of the well was approximately 99% of total production. Additionally, the robust performance in well BPE-2301h boosted Bajada del Palo Este’s total production from 2,994 boe/d in Q4-2022 to 4,248 boe/d in March 2023.

Based on the successful results in well BPE-2301h, the Company has increased its estimated ready-to-drill inventory in the block from up to 50 to up to 150 wells.

“These results confirm the quality of our acreage in Bajada del Palo Este and the value it adds to our portfolio”, commented Miguel Galuccio, Vista’s Chairman and Chief Executive Officer, adding: “The geographical location of this well, drilled in the eastern part of the block, confirms our model and the continuity of the play from Bajada del Palo Oeste into Bajada del Palo Este”.

Figure 1 - Map showing the location of well BPE-2301h and pad BPE-1 in the Company’s development hub

(dashed lines show estimated API gravity)

The Bajada del Palo Este concession is located in the black oil window of Vaca Muerta, covering a surface area of 48,853 gross acres. In Q1 2022, the Company drilled two-well pad BPE-1, which after 360 days is producing on average 30% above the Company’s Bajada del Palo Oeste type curve on a normalized basis.

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s prospectus filed with the United States Securities and Exchange Commission (“SEC”) and other applicable filings with the SEC and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 8647 0128

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2023

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer